Filed Pursuant to Rule 424(b)(3)

Registration No. 333-258149

PROSPECTUS SUPPLEMENT NO. 4

(to prospectus dated May 22, 2024)

THE BEACHBODY COMPANY, INC.

4,866,405 SHARES OF COMMON STOCK

5,333,333 WARRANTS TO PURCHASE SHARES OF COMMON STOCK

306,667 SHARES COMMON STOCK UNDERLYING WARRANTS

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated May 22, 2024 (the “Prospectus”), related to (i) the offer and sale, from time to time, by the selling stockholders identified in the Prospectus, or their permitted transferees, of (a) an aggregate of 4,866,405 shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”), of The Beachbody Company, Inc., a Delaware corporation (“we,” “us,” “our” and similar terms), and (b) 5,333,333 warrants to purchase Class A Common Stock, every 50 warrants exercisable for one share of Class A Common Stock at an exercise price of $575.00 per share (the “private placement warrants”) and (ii) the issuance by us of up to 306,667 shares of Class A Common Stock upon the exercise of outstanding public warrants (the “public warrants”) and private placement warrants (collectively, the “warrants”), with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission (“SEC”) on September 30, 2024 (the “Information”) other than the information included in Item 7.01 and Exhibit 99.1, which was furnished and not filed with the SEC. Accordingly, we have attached the Information to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our shares of Class A Common Stock are listed on The New York Stock Exchange under the symbol “BODI.” On September 27, 2024, the closing sale price per share of our Class A Common Stock was $5.75.

Investing in our securities involves risks that are described in the “Risk Factors” section beginning on page 10 of the Prospectus. Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 30, 2024.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 30, 2024

The Beachbody Company, Inc.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-39735	85-3222090
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

400 Continental Blvd Suite 400
El Segundo, California	90245
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s Telephone Number, Including Area Code: (310) 883-9000

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.0001 per share	BODI	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.05.	Costs Associated with Exit or Disposal Activities.

On September 30, 2024, The Beachbody Company, Inc. (the “Company”) announced that it is initiating a plan designed to transition from its current Multi-Level Marketing Network channel to a single level Affiliate Program (the “Pivot”). The Company’s board of directors approved the Pivot on September 19, 2024, following a comprehensive review of the Company’s operations. In connection therewith, the Company intends to reduce its workforce by approximately 33%.

As a result of the Pivot, the Company estimates that it will incur aggregate net cash charges in connection with the workforce reduction of approximately $6 - $8 million, which relate primarily to employee severance under a one-time severance program and will be primarily recorded in the third quarter of 2024. The Company estimates approximately $11 million in non-cash charges to be recorded primarily in the fourth quarter of 2024 related principally to accelerated depreciation for certain assets that are not expected to be used by the Company after December 31, 2024 due to the Pivot.

The Company expects to record $9-11 million of these charges in the third quarter of 2024 and substantially all of the remaining charges in the fourth quarter of 2024. In addition, the Company is evaluating whether there is any impairment to be recorded related to the Company’s goodwill and long-lived assets as of September 30, 2024 as a result of the Pivot. The Pivot is expected to be substantially complete by the end of the fourth quarter of 2024.

The estimates of costs that the Company expects to incur and the timing thereof are subject to a number of assumptions and actual results may differ materially from the estimates. The Company may also incur other cash or non-cash charges not currently contemplated due to unanticipated events that may occur as a result of, or in association with, the Pivot.

Item 5.02.   Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On September 30, 2024, Michael Neimand, President, Beachbody, was provided notice that his position was being eliminated in connection with the Pivot and decided not to take an alternative position as offered by the Company.

Item 7.01.	Regulation FD Disclosure.

On September 30, 2024, the Company issued a press release announcing the Pivot as described above in Item 2.05 of this Current Report on Form 8-K. The full text of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

In accordance with General Instruction B.2 of Form 8-K, the information contained or incorporated in this Item 7.01, including the press release furnished herewith as Exhibit 99.1, shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, regardless of any general incorporation language in such filing, except as shall be expressly set forth by specific reference in such a filing.

Item 8.01.	Other Events.

In connection with the Pivot, the Company is filing the information set forth below for the purpose of supplementing and updating the disclosure contained under the heading “Item 1A, Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2023, filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 11, 2024:

There are risks associated with our internal reorganization and the changes to our business model to an affiliate model.

On September 30, 2024, we announced strategic initiatives to transition from our Multi-Level Marketing Network channel to a single level Affiliate Program (the “Pivot”). As part of the Pivot, we will continue to execute an omnichannel selling strategy including direct response marketing, retail partnerships and transition our direct selling channel from our current multi-level-marketing network to a new business model focused on a single level affiliate marketing model.

The announced Pivot involves numerous risks, including, but not limited to:

•	our current Partners may not choose to continue to partner with us as affiliates, or, if they do continue to partner with the Company, may not sell as much of our products;

•	we may be unable to recruit new affiliates or be able to offer a competitive compensation plan for our affiliates;

•	changes to our business model may be disruptive to our operations and may cause our revenues to decline or result in lower decreases to our expenses than expected;

•	changes to our business model may result in increased churn of the Company’s subscriber base;

•	the impact on our revenues as a result of the reduction or elimination of preferred customer membership fees and fees paid to the Company by its direct selling partners;

•	changes to commission rates in connection with the Pivot may result in unexpected fluctuations in our expenses;

•

changes in our results of operations and financial position may result in our failure to comply with financial and other covenants contained in our existing and/or future debt agreements and may result in a default under our debt agreements;

•	exposure to unknown, contingent or other liabilities, including litigation arising in connection with the Pivot;

•	negative impacts on our business relationships, including relationships with our customers, suppliers, vendors, Partners and employees;

•	difficulty retaining or recruiting officers, key employees or directors;

•	material weaknesses in our internal controls over financial reporting resulting from a reduced workforce, including members of our accounting and/or internal audit staff; and

•	unintended negative consequences from changes to our business profile.

If any of these or other factors impair our ability to successfully implement the Pivot, we may not be able to realize other business opportunities as we may be required to spend additional time and incur additional expenses related to the Pivot that otherwise would be used on the development and expansion of our business.

Forward Looking Statements

This Current Report on Form 8-K contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act, which are statements other than statements of historical facts and statements in future tense. These statements include but are not limited to, statements regarding our future performance and potential cost savings opportunities, including expected financial results, our business strategy, our plans, and our objectives and future operations.

Forward-looking statements are based upon various estimates and assumptions, as well as information known to us as of the date hereof, and are subject to risks and uncertainties. Accordingly, actual results could differ materially due to a variety of factors, including: our ability to effectively compete in the fitness and nutrition industries; our reliance on a few key products; market conditions and global and economic factors beyond our control; intense competition and competitive pressures from other companies worldwide in the industries in which we operate; our ability to implement the proposed restructuring of our core business model; and litigation and the ability to adequately protect our intellectual property rights. You can identify these statements by the use of terminology such as “believe”, “plans”, “expect”, “will”, “should, “could”, “estimate”, “anticipate” or similar forward-looking terms. You should not rely on these forward-looking statements as they involve risks and uncertainties that may cause actual results to vary materially from the forward-looking statements. For more information regarding the risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward-looking statements, as well as risks relating to our business in general, we refer you to the “Risk Factors” section of our Securities and Exchange Commission (the “SEC”) filings, including those risks and uncertainties included in our Annual Report on Form 10-K filed with the SEC on March 11, 2024 and any subsequent Quarterly Reports on Form 10-Q or Current Reports on Form 8-K.

All forward-looking statements contained herein are based on information available to us as of the date hereof and you should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, performance, or achievements. We undertake no obligation to update any of these forward-looking statements for any reason after the date of this Current Report on Form 8-K or to conform these statements to actual results or revised expectations, except as required by law. Undue reliance should not be placed on forward-looking statements.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Press Release dated September 30, 2024

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

The Beachbody Company, Inc.

Date: September 30, 2024	By:	/s/ Jonathan Gelfand
Jonathan Gelfand Executive Vice President, Business & Legal Affairs, Corporate Secretary

Exhibit 99.1

The Beachbody Company Evolves Core Business Model with Updated

Omnichannel Approach Focused on Accelerating Path to Profitable Growth

Reduces costs, broadens distribution channels, and is expected to lower revenue break-even point1 by approximately ~47%

•	Transitions from MLM to a single-level Affiliate Program, launching Nov 1, 2024

•	Expands its current direct-to-consumer, Amazon, and partnership-driven sales channels

•	Expects to significantly improve revenue break-even point, decreasing from less than $430 million in annual revenue to less than $225 million

•	Reduces its workforce by approximately 33 percent, anticipating overhead savings of $54 million on an annualized run-rate basis

EL SEGUNDO, September 30, 2024 – The Beachbody Company, Inc. (NYSE: BODI) (or “the Company” or “BODi”), a leading fitness and nutrition company, today announced the evolution of its core business model with an omnichannel sales channel approach that will streamline operations and better position the Company for future profitable growth. As a result of this restructuring, BODi will reduce costs, broaden its distribution channels, and significantly lower its revenue break-even point.

New Business Model

As part of its strategic shift to optimize its omnichannel distribution platform, BODi will transition from its current Multi-Level Marketing (MLM) Network channel to a single-level Affiliate Program, which will launch November 1, 2024. Current participants in the Team BODi Partner Network in the United States and Canada will transition to the new Affiliate Program that is focused on being more productive and rewarding for a larger group of sellers. BODi’s MLM Network will begin winding down and is expected to be fully wound down by January 1, 2025.

“The first phase of our turnaround is centered on lowering our infrastructure costs and re-architecting our financial model,” Mark Goldston, Executive Chairman of BODi, said. “We have successfully accomplished that goal – we’ve lowered our revenue break-even point by more than $400 million, have reduced our net losses and generated positive Adjusted EBITDA over the last three quarters. The next phase of our journey is to optimize and broaden our points of distribution by converting the existing MLM to a single-level affiliate network, and expanding our direct-to-consumer, Amazon and partnership-driven sales channels, which we believe will further open the sales aperture and diversify our revenue sources.”

Mr. Goldston continued, “We recognize that in light of today’s current market dynamics, as well as consumer preferences, the multi-level marketing distribution model is outdated and unsustainable. The evolution to the affiliate model offers a simpler, more modern approach to customer acquisition and will directly reward the seller for their effort. The organizational challenges and complexity of the MLM approach has weighed on the Company’s turnaround and the ability of Partners to optimize their potential. We are confident this shift will be beneficial to stakeholders and to new potential participants. I look forward to sharing more details on our third quarter earnings call.”

[1]	Revenue break-even point is defined as the revenue necessary to achieve break-even in our Adjusted EBITDA

Carl Daikeler, CEO and Co-founder of BODi, said: “Since our founding, we have had a long history of evolving our business model to adjust to dynamic market environments. We continue to adapt and evolve to optimize our sales channels. We believe that transitioning to the Affiliate Model will energize our network of Partners and new participants to stay more consistent with their own health and fitness objectives and share their results to help others live healthier and more fulfilling lives and get paid for it, now without the complexity of managing and recruiting a team of other Partners.”

Corporate Restructuring

This Board-approved corporate restructuring plan (the “Pivot”) will centralize the business around one eCommerce platform at BODi.com, eliminate the network marketing support functions, and reduce BODi’s workforce by approximately 33 percent. The Company anticipates that these cost reductions will result in overhead savings of $54 million on an annualized run-rate basis and will lower the Company’s revenue break-even point from less than $430 million of annual revenue to less than $225 million of annual revenue.

Mr. Daikeler continued: “While these steps are absolutely necessary to align the Company with its new strategic direction, the painful part of this decision is saying goodbye to some of our team. I am deeply grateful to everyone who has contributed so much to the substantial progress BODi has experienced over the last 26 years. But our evolution is critical to position us to help even more people and improve the opportunity for our partners and customers to get the best results for the long term.”

Third Quarter Guidance

As part of the announcement, BODi also reaffirms its financial guidance for the third quarter ending September 30, 2024. The company continues to expect revenue in the range of $97 million to $107 million, net loss of $9 million to $13 million (excluding restructuring related charges of approximately $9 million to $11 million and the potential for goodwill impairment that is being evaluated as part of the Company’s third quarter close), and Adjusted EBITDA of $2 million to $6 million. The Company will announce third quarter results and discuss its fourth quarter and full year outlook when it reports third quarter earnings.

About BODi and The Beachbody Company, Inc.

Originally known as Beachbody, BODi has been innovating structured step-by-step home fitness and nutrition programs for 26 years such as P90X, INSANITY and 21 Day Fix, plus the first premium superfood nutrition supplement, Shakeology. Since its inception in 1999, BODi has helped over 30 million customers pursue extraordinary life-changing results. The BODi community represents millions of people helping each other stay accountable to goals of healthy weight loss, improved strength and energy, and resilient mental and physical well-being. For more information, please visit TheBeachbodyCompany.com.

Safe Harbor Statement

This press release of The Beachbody Company, Inc. (“we,” “us,” “our,” and similar terms) contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are statements other than statements of historical facts and statements in future tense. These statements include but are not limited to, statements regarding our future performance and our market opportunity, including expected financial results for the second quarter and full year, our business strategy, our plans, and our objectives and future operations.

Forward-looking statements are based upon various estimates and assumptions, as well as information known to us as of the date hereof and are subject to risks and uncertainties. Accordingly, actual results could differ materially due to a variety of factors, including: our ability to effectively compete in the fitness and nutrition industries; our ability to successfully acquire and integrate new operations; our reliance on a few key products; market conditions and global and economic factors beyond our control; intense competition and competitive pressures from other companies worldwide in the industries in which we operate; our ability to implement the proposed restructuring of our core business model; and litigation and the ability to adequately protect our intellectual property rights. You can identify these statements by the use of terminology such as “believe”, “plans”, “expect”, “will”, “should,” “could”, “estimate”, “anticipate” or similar forward-looking terms. You should not rely on these forward-looking statements as they involve risks and uncertainties that may cause actual results to vary materially from the forward-looking statements. For more information regarding the risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward-looking statements, as well as risks relating to our business in general, we refer you to the “Risk Factors” section of our Securities and Exchange Commission (SEC) filings, including those risks and uncertainties included in the Form 10-K filed with the SEC on March 11, 2024 and any subsequent Quarterly Reports on Form 10-Q or Current Reports on Form 8-K, which are available on the Investor Relations page of our website at https://investors.thebeachbodycompany.com and on the SEC website at www.sec.gov.

All forward-looking statements contained herein are based on information available to us as of the date hereof and you should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, performance, or achievements. We undertake no obligation to update any of these forward-looking statements for any reason after the date of this press release or to conform these statements to actual results or revised expectations, except as required by law. Undue reliance should not be placed on forward-looking statements.

Media Relations:

BODiPR@icrinc.com